EXHIBIT 99.08

Board resolution approving donation to related Parties

Date of events: 2016/12/29

Contents:

1.Date of occurrence of the event:2016/12/29

2.The reason for the donation:To promote philanthropy events

3.The total amount of the donation:Donating Chunghwa Telecom Foundation NT$51.70 million and the government agencies NT$11.70 million, totally NT$63.40 million.

4.Counterparty to the donation:Chunghwa Telecom Foundation, government agencies (Tourism Bureau of Ministry of Transportation and Communications, and National Taiwan University.)

5.Relationship to the Company:

(1)Chunghwa Telecom Foundation:Being established and funded by Chunghwa Telecom’s endowment

(2)The Government agencies: Philanthropy events promoting partners

6.Name and resume of the independent director that expressed objection or reservation:None

7.Contents of the objection or reservation:None

8.Any other matters that need to be specified:None